Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: July 28, 2022

The following is an article on Axios.com, made available on July 28, 2022, at https://www.axios.com/pro/retail-deals/2022/07/28/manscaped-inks-distribution-deal-with-walgreens.

Manscaped inks distribution deal with Walgreens

Richard Collings

Comedian Pete Davidson appears in Manscaped's marketing as its new brand spokesperson. Photo: Willie Petersen for Manscaped

Manscaped, a DTC men's grooming brand, is now selling its products in more than 5,200 Walgreens' locations across the U.S., says CEO Paul Tran.

Why it matters: It's likely the company's largest distribution deal tied to physical retail to date — adding an important new growth channel as it gears up to go public via a merger with SPAC Bright Lights Acquisition Corp. later this year.

Catch up fast: Despite market volatility, Manscaped — which makes shaving tools and personal care products — is forging ahead with its public debut, Tran tells Axios.

•	"There is a lot of noise out there," he acknowledges. "Consumer confidence is a little bit shaky because of high inflation and other macro factors," he points out, noting the war in Ukraine and supply chain issues.
•	Even so, "great companies focus on being great companies and they focus on the business, and you try as hard as you can not to let the market dictate your decisions," he says.

Yes, but: DTC brands that went public via a SPAC last year — like Bark, the parent of BarkBox, and Hims & Hers — are now trading at a discount due to net losses and uncertainty around the future of those businesses.

•	Nevertheless, Tran says he's focused on the long-term vision and growth strategy of his own company.

State of play: With the Walgreens deal, Manscaped's move into pharmacy makes the company's products more accessible, and in stores that customers frequent more often.

•	Prior to Walgreens, the Manscaped brand was available in Target, Macy's and Best Buy stores, as well as military exchanges.
•	Having a presence in well-known physical retailers also has a halo marketing effect.

Of note: The expansion into Walgreens follows Manscaped's recently announced four-year deal with comedian Pete Davidson as its brand spokesperson.

•	Tran noted that Manscaped's sales a day later on Amazon Prime Day spiked 320% year-over-year.

By the numbers: Net sales for Manscaped for the fiscal year ended Dec. 31 grew about 41% to $297 million, it reported in April.

•	Gross profit was nearly $144 million, while its net loss was almost $316 million and its adjusted EBITDA was $5.2 million.

Tran declined to comment on the company's current financials or growth trajectory.

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Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (File No. 333-262081) that was filed with the SEC on January 10, 2022, as amended on February 14, 2022, and on April 22, 2022 (as amended, the “Registration Statement”), which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Annual Reports on Form 10-K, BLTS’ Quarterly Reports on Form 10-Q, the Registration Statement that includes a proxy statement/prospectus that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.